300 North LaSalle Street Chicago, Illinois 60654

Dennis M. Myers, P.C. To Call Writer Directly: (312) 862-2232 dennis.myers@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

February 1, 2012

Via EDGAR Submission and Hand Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Attn:       Christopher F. Chase

Mara L. Ransom

Brigitte Lippman

Robert Babula

Donna Di Silvio

Re:                               Roundy’s Parent Company, Inc.
Amendment No. 2 to Registration Statement on Form S-1
(SEC File No. 333-178311), filed January 26, 2012

Ladies and Gentlemen:

Roundy’s Parent Company, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”), pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, an Amendment No. 3 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in your letter to the Company, dated January 31, 2012.  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, paper copies of the Amendment will be delivered to each member of the staff referenced above, and those copies will be marked to show changes from Amendment No. 2 to the Registration Statement on Form S-1 filed with the SEC on January 26, 2012, and will be annotated to identify the staff’s comment that such changes are intended to address.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page number of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the staff’s comment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

The Registrant is planning to price its offering on February 7, 2012, and hopes that the registration statement can become effective on or prior to that date.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Recent Unaudited Operating Results, page 4

1.                                       We note you have disclosed preliminary operating results for fiscal 2011. To the extent that any of the estimates reveal a significant change from the prior period, please expand your disclosure to explain, both quantitatively and qualitatively, the factors that led to the change and ensure that you have provided sufficient context so that the estimates you present are not misleading. For example, please explain why net sales increased, but income before income taxes decreased for fiscal 2011. Also expand your disclosure if the estimates reveal any new trends that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues or income or result in your liquidity decreasing or increasing in any material way.

Response:  The Registrant has added disclosure on page 4 of the Amendment in response to the Staff’s comment.

2.                                       Refer to your reconciliation of expected income before income taxes to expected Adjusted EBITDA for fiscal 2011. Please revise to reconcile expected net income to expected Adjusted EBITDA giving effect to the expected provision for income taxes.

Response:    The Registrant has added disclosure on page 5 of the Amendment in response to the Staff’s comment.

3.                                       Refer to your disclosure that you expect to have long-term debt and capital lease obligations of approximately $820 million and total cash and cash equivalents of approximately $87 million at December 31, 2011. Explain to us and disclose how these amounts were determined.

Response: The Registrant has added disclosure on page 4 of the Amendment in response to the Staff’s comment.  The amounts presented for long-term debt and capital lease obligations as well as for total cash and cash equivalents represent the balances of the corresponding line items on the Registrant’s preliminary consolidated balance sheet as of December 31, 2011, which has been prepared based on the Registrant’s internal records that are currently subject to the Registrant’s annual audit.

4.                                       Please confirm your understanding that if, prior to the effective date of your registration statement, more precise numbers become available for your preliminary unaudited operating results, they must be included in your registration statement.

Response: The Registrant confirms that if, prior to the effective date of its registration statement, more precise numbers become available for its preliminary unaudited operating results, the registration statement will be updated to include such updated numbers.

Capitalization, page 39

5.                                       Refer to your disclosure within footnote 5 to the capitalization table where you state you expect to grant an aggregate of 631,191 shares of restricted stock upon the completion of this offering to certain of your executive officers and non-executive officers. Please tell us and disclose the estimated effect of this grant on your fiscal 2012 net income.

Response:  The Registrant has added disclosure on pages 40 and 52 of the Amendment in response to the Staff’s comment.  The Registrant estimates that it will record compensation expense associated with these grants, resulting in a reduction in net earnings, of approximately $0.9 million for fiscal 2012, approximately $0.8 million for each of fiscal 2013 through fiscal 2016, and approximately $0.1 million for fiscal 2017, in each case net of tax and assuming an initial public offering price of $11.00 per share, which is the midpoint of the price range set forth on the cover of the prospectus.

We hope that the foregoing has been responsive to the staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2232 or, in my absence, Robert Goedert at (312) 862-7317.

Sincerely,

/s/ Dennis M. Myers, P.C.

Dennis M. Myers, P.C.

cc:           Robert Mariano

Edward Kitz